Exhibit 99.81

i-80 Gold Intersects 73.2 m of 7.4 g/t Au in Step-out Drilling at Granite Creek

Including 13.3 g/t Au over 13.1 m, 20.3 g/t Au over 7.5 m & 10.1 g/t Au over 17.5 m

Reno, Nevada, February 8, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that exploration drilling at the Company’s Granite Creek Property (“Granite Creek” or “the Property”) located in Humboldt County, Nevada continues to provide impressive results in step-out drilling completed at multiple gold horizons.

The primary target of surface drilling is the South Pacific Zone where high-grade mineralization is being defined at depth below, and to the north of, the mine workings at Granite Creek (see press releases dated November 16, 2021, and February 2, 2022). This release provides results from additional targets being tested on the Property, including expansion drilling at depth below the Ogee Zone and assessing the down-dip potential of mineralization contained within the Mag Zone (open pit). This drilling is part of the expanded 30,000 metre drill program from both surface and underground.

Initial highlight results from the Ogee and Mag Zone drilling include:

•	Ogee Zone
•	7.4 g/t Au over 73.2 m including 13.3 g/t Au over 13.1 m, 20.3 g/t over 7.5 m & 10.1 g/t Au over 17.5 m in hole iGS21-15
•	Mag Zone
•	3.4 g/t Au over 12.6 m in hole iGS21-02
•	2.0 g/t Au over 6.4 m in hole iGS21-13
•	3.4 g/t over 16.8 m and 1.8 g/t over 5.8 m in hole iGS21-14

Surface drill hole iGS21-15 is the first hole to test the Ogee Zone at depth and represents one of the deepest holes drilled to-date at this target. Holes iGS21-02, 13 & 14 were designed to test the potential for sulphide mineralization below the proposed Mag open pit.

Ogee Zone

The Ogee Zone represents one of the primary zones currently being developed for underground mining and was partially mined in 2012 and 2013. Drilling from surface and underground is designed to elevate resources to reserves. Hole iGS21-15 is the first hole drilled to test the Ogee Zone, represents the deepest hole drilled into this target in the ongoing drill program, and intersected one of the widest intervals of mineralization, 7.4 g/t Au across 73.2 m, approximately 200 metres below the bottom Level of the mine. Higher grade intercepts within the broader interval include 13.3 g/t Au across 13.1 m, 20.3 g/t Au across 7.5 m, and 10.1 g/t Au across 17.5 m (see Table 1 and Figure 1 & 3).

This intercept continues to confirm the significant upside opportunity at Granite Creek and step-out drilling is being completed to expand mineralization along strike and at depth where the deposit remains open. The Ogee Zone is located immediately south of the South Pacific Zone (“SPZ”) that has been upgraded to the primary target of the 2022 program and where recent drilling has returned numerous high-grade intercepts including 25.5 g/t Au across 5.5 m, 16.3 g/t Au across 7.1 m and 11.0 g/t Au across 9.1 m (see Press Released dated Feb. 2, 2022). The Ogee Zone is hosted with the Lower Comus Formation rock unit along the east striking and steeply dipping CX West fault zone.

“Hole iGS21-15 was drilled to test with core, the down-dip extension of the Ogee Zone where a reverse circulation hole drilled by Barrick in the early 2000’s reported high-grade mineralization over an appreciable width”, stated Tyler Hill, Senior Geologist of i-80. “The core hole has confirmed a broad zone of high-grade mineralization and could represent an area of converging faults at depth with substantially increased widths. This could have significant implications on the upside opportunity at Granite Creek.”

Table 1 - Summary Assay Results from Surface Drilling - Ogee Zone

New 2021 Drill Results from Ogee Zone at Granite Creek, estimated true widths 33-50%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGS21-15	Core	363.6	436.8	73.2	7.4
Including	Core	366.7	379.8	13.1	13.3
And Including	Core	406.3	413.8	7.5	20.3
And Including	Core	419.3	436.8	17.5	10.1

Table 1a - Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGS21-15	478327	4554113	1554	301	-74

Figure 1 - 3D View

Mag Zone

The Mag Zone is one of the primary zones in the Company’s planned open pit development program at Granite Creek that is in the process of being permitted. With the recent acquisition of the Lone Tree processing facility, future work will also consider expanding the open pit zones at depth to access deeper sulphide mineralization. Three holes were drilled in 2021 to test mineralization below the Mag pit, all intersecting significant intervals of gold mineralization including 3.4 g/t Au across 12.6 m and 3.4 g/t Au across 16.8 m (see Table 2 and Figure 3).

Table 2 - Summary Assay Results from Initial Surface Drilling - Mag Zone

New 2021 Drill Results from Mag Pit at Granite Creek, estimated true widths 75-90% Intervals may not add due to rounding and no recovery intervals
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGS21-02	Core	138.5	151.2	12.6	3.4
iGS21-13	Core	128.6	135.0	6.4	2.0
iGS21-14	Core	127.9	144.6	16.8	3.4
iGS21-14	Core	148.1	153.9	5.8	1.8

Table 2a - Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGS21-02	478841	4553792	1433	261	-72
	iGS21-13	478857	4553730	1429	250	-79
	iGS21-14	478859	4553734	1432	297	-75

Figure 2 - Long Section View - Mag Zone

Mineralization associated with the mag fault remains wide open for expansion at depth and could be considered as an opportunity to expand the mag pit or consider a decline from the bottom of the pit to access higher-grade areas. The Mag Zone is hosted within the Upper Comus Formation rock unit in the footwall of the northwest striking and northeast dipping Mag fault.

Figure 3 - Oblique Plan View

High-grade mineralization at Granite Creek occurs in a near-identical geological setting as that at Nevada Gold Mines’ (“NGM”), multi-million-ounce Turquoise Ridge Mine that is located immediately to the north (see figure 4); proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

Figure 4 - Property Location Map

QAQC Procedures

All samples were submitted to Paragon Geochemical Assay Laboratories (PAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through PAL are run through standard prep methods and analysed using FA-Pb30-ICP (Au; 30g fire assay) and 48MA-MS (48 element Suite; 0.5g 4-acid digestion/ICP-MS) methods. PAL also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp’s QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results. Historic holes were assayed by various accredited laboratories. Refer to the November 9th, 2021 Granite Creek Mine Project Preliminary Economic Assessment NI 43-101 Technical Report for information on historic assays.

Qualified Person

Tim George, PE, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project, . Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.